Exhibit 2.1.3

Execution Version

TIE NEWCO HOLDINGS, LLC

702 North Franklin Street

Tampa, Florida 33602

August 9, 2004

PSEG Americas Inc.

c/o PSEG Global L.L.C.

80 Park Plaza, T-20

Newark, NJ 07102

Re:	Second Side Letter Modifying Provisions of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”) dated as of July 1, 2004 by and between PSEG Americas Inc. (the “Purchaser”) and TIE NEWCO Holdings, LLC (the “Seller”), as amended by that certain letter of the Seller referencing “Transaction Expenses”, dated as of August 2, 2004, accepted and agreed to by the Purchaser

Ladies and Gentlemen:

This side letter (the “Letter”) is delivered by the Seller, in connection with the Purchase Agreement, pursuant to which the Purchaser has agreed to acquire from the Seller all of the issued and outstanding shares (the “TPS II Shares”) of TPS Holdings II, Inc. (“TPSII”), a Florida corporation. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

The Parties have agreed to modify certain provisions contained in Sections 10 and 13 of the Purchase Agreement recognizing that the Seller and its Affiliates will file an application with the Federal Communications Commission (“FCC”) seeking FCC approval of prior transfers of interests upstream of Texas Independent Energy, LP involving the beneficial ownership by the Parent prior to the Consummation. The Parties wish to clarify the procedural aspects to Consummation to provide for the Seller’s application for FCC approval of various transfers of interests preceding and including the transfer of the TPS II Shares that is the subject of the Purchase Agreement. Accordingly, Section 10(d) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“d) FCC and FTC Approvals. The Federal Communications Commission shall have issued its approval (“FCC Approval”) of applications relating to transfers of interests affecting the radio licenses held by Texas Independent Energy Operating Company, LLC occurring prior to the Consummation (involving ownership by the Seller or its Affiliates ) as well as the proposed transfer of interest relating to the sale of the TPS II Shares to the Purchaser. The Federal Trade Commission waiting period under the HSR Act applicable to the consummation of the sale of the TPS II Shares contemplated hereby shall have expired or been terminated (the later of (i) the earlier of the date of the issuance of the FCC Approval and September 30, 2004, and (ii) the date of the expiration or early termination of the FTC waiting period shall be referred to herein as the “HSR Date”).”

In addition, Section 13(ii) shall be amended to add the following text immediately after the words “by August 6, 2004”:

“and the Seller has taken all steps necessary to effect Seller’s compliance with the filing requirements of the Federal Communications Commission regulations relating to transfers of ownership for radio licenses held by Texas Independent Energy Operating Company, LLC referred to in Section 10(d) above on or before August 16, 2004.”

[Remainder of this page intentionally left blank. Signature page to follow.]

If you agree to and accept the foregoing, please so indicate by executing and returning to us the enclosed duplicate of this letter.

Very truly yours,

TIE NEWCO HOLDINGS, LLC

By:	/s/ C. R. Black
Name:	C. R. Black
Title:	President

ACCEPTED AND AGREED TO:

PSEG Americas Inc.

By:	/s/ Nelson Garcez, Jr.
Name:	Nelson Garcez, Jr.
Title:	Senior Vice President

[Signature Page to Side Letter Agreement]